Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore except per equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2021	2021	2020
Revenue from operations	31,867	89,365	25,927
Profit before tax	7,943	22,567	7,151
Profit for the period	5,822	16,451	5,215
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,652	16,531	5,672
Profit attributable to:
Owners of the company	5,809	16,425	5,197
Non-controlling interest	13	26	18
	5,822	16,451	5,215
Total comprehensive income attributable to:
Owners of the company	5,640	16,506	5,647
Non-controlling interest	12	25	25
	5,652	16,531	5,672
Paid-up share capital (par value 5/- each fully paid)	2,097	2,097	2,123
Other equity*#	74,227	74,227	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	13.86	38.96	12.25
Diluted ()	13.83	38.88	12.23

*	Balances for the quarter and nine months ended December 31, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 and balances for the quarter ended December 31, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2021 and quarter ended December 31, 2020.

#	Excludes non-controlling interest

a)	The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2021 have been taken on record by the Board of Directors at its meeting held on January 12, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Retirement of Whole- time Director

Mr.U.B.Pravin Rao, Chief Operating Officer and Whole-time Director retired from the Board and services of the Company effective December 12, 2021. The Board expressed its deep sense of appreciation for Pravin’s leadership over his 35 years of service with the Company and acknowledges his immense efforts and contributions towards global delivery and business enablement.

c)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

d)	Employee stock grants

The Board, on January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved :

	i)	The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

	ii)	The annual time-based RSU to a KMP having a market value of 1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The exercise price of RSUs will be equal to the par value of the share.

	iii)	The grant of performance-based stock incentives in the form of Restricted Stock Units (RSU's) to certain eligible employees covering Company’s equity shares having a market value of $531,000 (approximately 4 crore) as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan) .. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The exercise price of RSUs will be equal to the par value of the share.

e)	Acquisition of Global Enterprise International (Malaysia) Sdn.Bhd

On December 14, 2021, Infosys Consulting Pte Ltd (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interest in Global Enterprise International (Malaysia) Sdn.Bhd for a total consideration of up to SGD 6 million (approximately 33 crore).  This acquisition is expected to bolster Infosys’ presence in Malaysia, a strategic delivery and sales hub in South East Asia for global clients.

2. Information on dividends for the quarter and nine months ended December 31, 2021

The Board of Directors (in the meeting held on October 13, 2021) declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

 (in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2021	2021	2020
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2021	2021	2020
Revenue from operations	27,337	76,514	22,043
Profit before tax	7,789	21,585	6,894
Profit for the period	5,870	16,056	5,083

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board for Infosys Limited

Salil Parekh
Bengaluru, India January 12, 2022	Chief Executive Officer and Managing Director